

Mail Stop 3628

November 8, 2007

Via Facsimile and U.S. Mail
Edward Brown, Esq.
Epstein, Becker & Green, P.C.
945 East Paces Ferry Road
Suite 2700
Atlanta, GA 30326

   Re: Chestatee Bancshares, Inc.
      Schedule 13E-3 filed October 19, 2007
      File No. 005-78638
      Schedule 14A filed October 19, 2007
      File No. 000-30273

Dear Mr. Brown:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing the existing class of common stock to be held by less than 300 security holders of record and causing each "new" class of preferred stock to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the common stock and Class A and Class B

preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your existing common stock and your newly authorized classes of preferred stock are separate classes of securities under Georgia state law. Your response should also provide counsel's legal analysis as to why it is opining that your existing common stock and the newly authorized classes of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of stock and why the rights of each class support the opinion of counsel.

2. In your letter and notice of special meeting to shareholders and at the forepart of the proxy statement, including, but not limited to the pertinent Q&A, please include a statement in a prominent and highlighted fashion that given the decreased liquidity of the securities as a result of the Rule 13e-3 transaction, the exercise of dissenters' rights is the last opportunity within the control of the security holders to receive cash and to receive such cash they must strictly comply with the steps required under Georgia law. Underscore the fact that to receive such cash, in accordance with the dissenters' rights, the security holder must not vote in favor of these proposed amendments. Please consider moving your Q&A on dissenters' rights to the forepart of the summary term sheet.

3. Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a "Special Factors" section in the forepart of the disclosure document. Refer to Rule 13e-3(e)(1)(ii).

Item 8. Fairness of the Transaction

4. We note that you state that the board believes that the reclassification is substantively and procedurally fair to your shareholders. Please revise to state whether each filing person believes that the reclassification is substantively and procedurally fair to each group of unaffiliated shareholders, namely the unaffiliated common stockholders and unaffiliated Class A and B preferred stockholders. Refer to Item 1014 of Regulation M-A. Please also include the information required by Item 1013 for each filing person.

Schedule 14A

Questions and Answers About and Summary Terms of the Reclassification, page 3

5. Please revise to combine the Q&A regarding the reclassification with the Q&A regarding the special meeting which begins on page 41. In addition, please revise your summary term sheet to include a brief summary of all the significant terms

of the reclassification and going private transactions. For example, your summary term sheet should include a brief discussion of the following:

- The net asset or liquidation value as of a recent date;
- Identity of affiliates engaged in the going private transaction and a description of their relationship with the issuer and their role in the transactions; and
- The decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to stockholders.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Q. What does it mean for the Company and our shareholders…, page 4

6. Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies. Please also consider including these points in your discussion of the detriments to unaffiliated security holders relating to the going private transaction.

Q. What is the recommendation of our Board of Directors regarding…, page 5

7. We note that the Board recommends the approval of all three proposed amendments and intends to vote for the proposed amendments. Please state whether each filing person, including Mr. Curry and Ms. McLeod, recommends the reclassification and will vote to approve each of the amendments. Refer to Item 1012(d) and (e) of Regulation M-A.

Q. What are the terms of the Class A and Class B Preferred Stock, page 7

8. Please revise to include a column that describes the terms of the common stock before the reclassification. In addition, please revise to further describe the voting rights of Class B Preferred stockholders. Further, please describe the conversion terms, the company's right to repurchase, and anti-dilution rights.

9. Please further describe the restrictions on your ability to pay dividends. We note that on page 50 you state that your ability to pay dividends is dependent on cash dividends paid to you by your subsidiary, and that your subsidiary's ability to pay dividends to you is restricted by applicable regulatory requirements. In addition,

on page 36, you state that under Georgia law, dividends may be paid only if, after their payment, you can pay your debts as they come due in the usual course of business, and then only if your total assets equal or exceed the sum of your liabilities.

Q. What are the tax consequences of the Reclassification, page 11

10. Please revise the third bullet to clarify that you believe the issuance of Class A and B preferred stock is a tax-free recapitalization, as stated on page 30.

Q. How are you financing the Reclassification, page 12

11. We note that you intend to pay for the going private transaction with dividends paid to you by your subsidiary, Chestatee State Bank. Please disclose your subsidiary's source of funds and whether your subsidiary will be able to pay you the $95,000 and the fair value for dissenters' shares. Refer to Item 1007(a) of Regulation M-A.

Proposals 1, 2, and 3 Amendments to Our Articles of Incorporation, page 14

Background of the Reclassification, page 15

12. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. We note that it appears that Mr. Brown is your outside counsel; please identify Mr. Brown and his law firm as outside counsel at the first meeting on May 8, 2007. Please also identify any other counsel and the members of management who were present at each meeting. Please also revise so that it is clear how the reclassification ratio and the terms of the new common and Class A and B preferred stock were determined.

Reasons for the Reclassification; Fairness of the Reclassification…, page 17

13. We note that you estimate that you will save up to $250,000 per year; however, you intend to continue to prepare financial information and disseminate annual reports and periodic information to shareholders. Therefore, you would still continue to incur some auditor fees, printing and mailing costs, and use of management and staff time to prepare these annual reports and periodic information even after the going private transaction. Please revise to present the incremental cost savings from no longer being a public reporting company.

14. Please further describe the reasons for rejecting each alternative. Please quantify the estimated cost of an issuer tender offer, the offering price per share and what the offering price was based upon. Please describe and quantify the estimated

costs of a reverse stock split, the reverse split ratio that was considered, and whether another ratio would eliminate fewer shareholders. Please quantify the costs of a cash-out merger, the cash price considered and what this price was based upon.

Our Position as to the Fairness of the Reclassification, page 19

Substantive Fairness, page 19

15. Please revise the second bullet to address the difficulty of acquiring additional shares, given the illiquidity of your common stock, as disclosed on page 8. Please also quantify the reduced expenses in the eighth bullet.

Procedural Fairness, page 22

16. Please revise to include in this section the affirmative statement that the going private transaction is not structured so that approval of at least a majority of the unaffiliated security holders is required. Refer to Item 1014(c) of Regulation M-A.

Purpose and Structure of the Reclassification, page 24

17. Please revise to state whether the common stock subject to the reclassification will be retained, retired, held in treasury, or otherwise disposed of. Refer to Item 1006(b) of Regulation M-A.

Effects of the Reclassification on Chestatee Bancshares, page 24

18. Please describe the filing persons' interest in the net book value and net earnings of Chestatee in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Material Federal Income Tax Consequences of the Reclassification, page 30

19. Please revise to clarify that the filing persons will continue to own common stock and therefore, will not recognize any gain or loss. Please also revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Dissenters' Rights, page 35

20. Please eliminate the phrase from the last paragraph in this section that the summary of the dissenters' rights "is qualified in its entirety" by reference to the

full text of the provisions of the GBCC. The information you provide in the proxy statement must be materially complete and the qualification suggests that this summary may not be materially complete. Note that this language is also inappropriately used on page 44 with respect to the selected historical financial information. Please revise accordingly.

Class A Preferred Stock, page 37

21. Please describe the anti-dilution provisions of the Class A and B preferred stock.

Conversion Rights, page 38

22. Please revise to disclose the conversion rate for the Class A and B preferred stock. The proposed articles of incorporation state that the conversion rate will be one-for-one.

Certain Relationships and Related Transactions, page 43

23. Please revise to include the information required by Item 1003(c)(3) and (4) of Regulation M-A. If applicable, disclose that the answer is in the negative. Refer to Instruction E to Schedule 13E-3.

24. Please revise to include the information required by Item 1005(e) of Regulation M-A.

Market Price of Chestatee Bancshares…, page 50

Prior Public Offerings and Stock Purchases, page 50

25. We note that you state: "[w]e have made no purchases of shares of our common stock during the past two years." Please revise to describe any purchases by any filing person during the past two years. Refer to Item 1002(f) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 50

26. Please revise to include all options that are exercisable within 60 days as required by Rule 13d-3. According to footnotes 2, 3 and 16, it appears that not all options exercisable within 60 days were included in the calculation. In addition, we note that footnotes 4, 5, and 8 exclude options owned by spouses. Please revise to include these securities if the member of management has investment or voting power over these securities, or tell us why you believe it is appropriate to exclude these options.

<u>Form of Proxy Card</u>

27. Please revise the proxy card to disclose that unless all three amendments are approved, none of the amendments will be effected.

<u>Closing Comments</u>

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions

cc: Robert Klingler, Esq.
        Powell Goldstein LLP